Filed by Alcoa Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: RTI International Metals, Inc.

Registration Statement No.: 333-203275

The following is an excerpt from a newsletter mailed by RTI International Metals, Inc. (“RTI”) to RTI employees on June 24, 2015.

10/11 SPECIAL SECTION
ADVANCING WITH ALCOA
Alcoa Building Its Multi-Material Value-Add Businesses
In addition to announcing plans to acquire RTI International Metals to further grow titanium offerings, Alcoa recently completed its $204 million acquisition of TITAL, which expands titanium and aluminum structural castings for aerospace in Europe, and continued integration of Firth Rixson, acquired in 2014 to enhance leadership in jet engine components.
It’s all part of the company’s transformation. “We are organically and inorganically broadening our innovative, multi-material value-add businesses, bringing new capabilities and materials to our aerospace and automotive offerings, and taking swift action in the upstream, making it more competitive. We are pulling on all levers to create sustainable shareholder value,” said Klaus Kleinfeld, Alcoa Chairman and CEO. Other examples of how Alcoa is growing:
Alcoa opened an expanded wheels manufacturing plant in Hungary to capture growing demand for Alcoa’s proprietary lightweight wheels in Europe and rolled out our most durable, easy-to-maintain commercial truck wheel, Dura-Bright® EVO, to the North American market. Dura-Bright EVO is 10 times more corrosion-resistant; more resistant to chemicals, while preserving integrity and brightness.
Alcoa’s work to create the world’s first aluminum-lithium fan blade forging for Pratt & Whitney’s latest engine, the Pure-Power, is featured in a video on www.alcoa. com/aerospace. Fan blades have historically been made of composites or titanium, but Alcoa’s metals scientists and engineers cracked the code on using lighter, cheaper aluminum-lithium for this application.
Klaus Kleinfeld talks with RTI Remmele Engineering employees at a town hall meeting.
Alcoa introduced innovative foundry alloys offering at least 20% better fatigue resistance, strong corrosion resistance, superior strength and new lightweight solutions for many applications across the automotive industry and can be used for aerospace, industrial and medical device castings.
In an 11-page cover story, a Popular Mechanics journalist drove the all-new aluminum-intensive F150 from Alcoa Davenport Works to Ford’s Dearborn Stamping Plant, a 400+ mile test drive hauling Alcoa aluminum. Journalist Esra Dyer describes Ford’s truck as a “sure bet all along” and Davenport as a “place that makes the metal for a lot of cool stuff.”
Nissan gave Alcoa aluminum a Voice as the official automobile sponsor of the hit NBC show The Voice. Alcoa is the proud primary supplier of aluminum to Nissan North America: every time you see one of Nissan’s shiny and sleek cars during the show, remember: Alcoa plays a starring role.
LEARN MORE
Alcoa has a special website just for RTI employees.
Visit www.alcoa.com/RTIemployees (password: titanium) for news and information about Alcoa and the pending acquisition.

SPECIAL SECTION VOL3 / ISS2
This year marks the 50th anniversary for Alcoa’s presence in Brazil and the 25th anniversary of Instituto Alcoa, Alcoa’s sustainability-focused community organization. At a recent community panel, Alcoa shared that Instituto Alcoa and the Alcoa Foundation have invested in more than two thousand projects benefiting 39 Brazilian cities during that time.
Alcoa Power and Propulsion began construction on an innovative water treatment system at its jet engine parts facility in Wichita Falls, Texas. A first-of-its-kind in the state, the environmentally sustainable system will reduce water use by 68 percent annually at the plant, which is located in the drought-stricken region of North Central Texas.
Alcoa, in collaboration with Metalsa, a global supplier of light and commercial vehicle and chassis structures, introduced a lightweight, all-aluminum commercial truck frame at the Mid-America Trucking show. Still in development, the new frame will reduce truck weight by over 40 percent compared to steel frames and double rigidity for a smoother ride.
THE FUTURE IS BRIGHT
“This transaction is a great fit for our companies, customers and employees. With RTI, Alcoa will grow its value-add business, strengthen its aerospace and energy portfolios, diversify its markets with the addition of medical, and expand its range of titanium offerings and advanced additive manufacturing technologies. In return, RTI gains greater depth of capital and resources to further innovation and enhance our vertical integration strategy across our business and our supply chain.”
Dawne S. Hickton, RTI Vice Chair, President and CEO
“RTI has been a success because of its people. We intend to build on that success by providing development programs to grow and take on new opportunities associated with Alcoa’s bright future. With the announced acquisition and you joining us, the promise of that future has become even brighter … for both Alcoa and RTI employees.”
Klaus Kleinfeld, Alcoa Chairman and CEO
ALCOA
FAST FACTS
Greater than 90% of all aluminum aerospace alloys on aircraft flying today were developed by Alcoa.
Alcoa’s fasteners can be seen everywhere in the aviation sector. For example, 1 million fasteners can be found on every Airbus A380.
Natural innovation:
Architectural panels made of Alcoa’s Reynobond® composite material with EcoClean™ coating help clean themselves and the air around them.

12/13 SPECIAL SECTION
ALCOA
FAST FACTS
Aluminum Wheels
Today, more vehicles are fitted with forged aluminum wheels from Alcoa than any other brand. Alcoa wheels lower vehicle weight to increase the productivity or improve fuel economy.
High-end packaging options like the aluminum bottle are hitting the shelves thanks to Alcoa innovation.
Alcoa technology and materials made possible Bud Light’s new, reclosable 16-ounce aluminum Cool Twist bottle.
Alcoa Builds Award-Winning Culture
CATALYST
2013 CATALYST AWARD
Alcoa was chosen in 2013 for the coveted Catalyst award, which is given each year to only three companies worldwide that are deemed best-in-class for providing opportunities to women in the workplace. Alcoa was recognized for breaking down barriers for women in a male-dominated industry and for achieving greater gender representation through an aggressive diversity agenda. Since 1987, the Catalyst award has recognized exceptional business initiatives that advance women in the workplace and embodies Catalyst’s vision of “Changing workplaces, Changing lives.”
Top-Ranked in Human Rights Campaign’s Equality Index
For the sixth year in a row, Alcoa has been recognized as a best place to work for LGBT community, and has maintained a top score of 100 in the Human Rights Campaign (HRC) Foundation’s 2015 Corporate Equality Index. We are the only metals and mining company to achieve a top ranking from the HRC Foundation, which evaluates U.S. companies on lesbian, gay, bisexual and transgender (LGBT) equality. The HRC is the educational arm of the largest U.S. civil rights organization.
Fortune Magazine’s World’s Most Admired Award
FORTUNE
Alcoa has been named the most admired metals company in the world by Fortune magazine for four years running. In fact, we have been a member of Fortune’s “Most Admired” list since the publication began its annual ranking more than 30 years ago. Alcoa received top scores in the following key attributes: use of corporate assets, financial soundness, long-term investment value, quality of products and services, and global competitiveness.
Forward-Looking Statements
Certain statements in this communication, including statements regarding the proposed acquisition of RTI International Metals, Inc. (RTI) by Alcoa, the expected timing, closing and benefits of the transaction, the expected synergies, the expected contribution of RTI to Alcoa’s revenues and profitability, the expected acceleration of Alcoa’s portfolio transformation, the expected size, scope and growth of the combined company’s operations and the markets in which it will operate, including the aerospace market, the anticipated issuance of Alcoa common stock in exchange for RTI stock in the transaction, as well as Alcoa’s plans, objectives, strategy, and intentions, may contain words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “intends,” “may,” “outlook,” “plans,” “projects,” “seeks,” “sees,” “should,” “targets,” “will,” or other words of similar meaning that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Alcoa’s current expectations, estimates, forecasts and projections about the proposed transaction and the operating environment, economies and markets in which Alcoa and RTI operate. In making these statements, Alcoa has made assumptions with respect to: the ability of Alcoa and RTI to achieve expected synergies and the timing of same; the ability of Alcoa and RTI to predict and adapt to changing customer requirements, demand, and preferences; future capital expenditures, including the amount and nature thereof; trends and developments in the aerospace, metals engineering (including aluminum and titanium), advanced manufacturing, and other sectors of the economy that are related to these sectors; business strategy and outlook; expansion and growth of business and operations; credit risks; future results being similar to historical results; expectations related to future general economic and market conditions; and other matters, many of which are beyond Alcoa’s control. Alcoa’s beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change and may prove to be inaccurate. Actual results or events could differ materially from those contemplated in forward-looking statements as a result of numerous risks and uncertainties, including: (a) the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on Alcoa’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns; (b) the effect of an increased number of Alcoa shares outstanding as a result of the proposed transaction; (c) the possibility that certain assumptions with respect to RTI or the proposed transaction could prove to be inaccurate; (d) failure to receive the required votes of RTI’s shareholders to approve the transaction; (e) failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals of the proposed transaction, or the failure to satisfy the other closing conditions to the proposed transaction; (f) the potential failure to retain key employees of Alcoa or RTI as a result of the proposed transaction or during integration of the businesses; (g) potential sales of Alcoa common stock issued in the acquisition; (h) the potential loss of customers, suppliers, and other business relationships of Alcoa or RTI as a result of the transaction; (i) consequences of investigations by governmental agencies or regulatory authorities; (j) the

SPECIAL SECTION VOL3 / ISS2
Volunteerism is Key to Alcoa Communities
Alcoa employees are helping to make our communities safer, stronger, and more innovative places to live and work. We are proud to support their efforts to address issues of local need and global priority. Some ways we get involved:
ACTION
Alcoans Coming Together in Our Neighborhoods supports the efforts of employees who volunteer together on a community service project. It’s a collaborative effort: Employee ACTION teams contribute time, energy, and skills to vital community programs and projects, and the Alcoa Foundation matches their time with grants of up to US$3,000 to help the local benefiting nonprofit organization.
BRAVO!
This program recognizes employee volunteer efforts through funding, encouraging Alcoans to stay connected with their community. Their efforts help strengthen local organizations and bring a spirit of grassroots sustainability to the community.
Alcoans In Motion (AIM)
Some of the most popular ways to donate time, effort – and maybe a few pounds – are marathons, walkathons, bike rides, and other fitness events. Alcoans in Motion is our way of supporting Alcoa employees who participate and raise funds.
Month of Service is the centerpiece of Alcoa volunteerism. Each October, thousands of Alcoa employees around the world contribute their time, energy and expertise to make a positive difference in the communities where they live and work.
58% OF EMPLOYEES VOLUNTEER DURING ALCOA’S MONTH OF SERVICE
“Community service is an important part of Alcoa’s culture and brand, and it shows in our volunteering. We are proud that many employees give to the community 12 months a year.”
Esra Ozer, President-Alcoa Foundation
failure to capitalize on anticipated growth in the commercial aerospace market; and (k) the other risk factors summarized in Alcoa’s Form 10-K for the year ended December 31, 2014, and other reports filed with the Securities and Exchange Commission. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law. Market projections are subject to the risks discussed above and other risks in the market. Nothing on Alcoa’s website is included or incorporated by reference herein.
Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination transaction between Alcoa and RTI will be submitted to the shareholders of RTI for their consideration. Alcoa has filed with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 (Registration No. 333-203275) containing a preliminary proxy statement of RTI that also constitutes a prospectus of Alcoa. These materials are not yet final and will be amended. RTI will provide the proxy statement/prospectus to its shareholders after the registration statement has become effective. Alcoa and RTI also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Alcoa or RTI may file with the SEC in connection with the proposed transaction.
INVESTORS AND SECURITY HOLDERS OF RTI ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Alcoa’s website (www.alcoa.com). You may also obtain these documents, free of charge, from RTI’s website (www.rtiintl.com).
Participants in the Solicitation
Alcoa, RTI, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from RTI shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RTI shareholders in connection with the proposed transaction is set forth in the proxy statement/prospectus. You can find information about Alcoa’s executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2015, its Annual Report on Form 10-K filed with the SEC on February 19, 2015 and in the above-referenced Registration Statement on Form S-4. You can find information about RTI’s executive officers and directors in the proxy statement/prospectus and in RTI’s Annual Report on Form 10-K filed with the SEC on February 26, 2015. You can obtain free copies of these documents from Alcoa and RTI as described in the preceding paragraph.

Forward-Looking Statements

Certain statements in this communication, including statements regarding the proposed acquisition of RTI International Metals, Inc. (RTI) by Alcoa, the expected timing, closing and benefits of the transaction, the expected synergies, the expected contribution of RTI to Alcoa’s revenues and profitability, the expected acceleration of Alcoa’s portfolio transformation, the expected size, scope and growth of the combined company’s operations and the markets in which it will operate, including the aerospace market, the anticipated issuance of Alcoa common stock in exchange for RTI stock in the transaction, as well as Alcoa’s plans, objectives, strategy, and intentions, may contain words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “intends,” “may,” “outlook,” “plans,” “projects,” “seeks,” “sees,” “should,” “targets,” “will,” or other words of similar meaning that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Alcoa’s current expectations, estimates, forecasts and projections about the proposed transaction and the operating environment, economies and markets in which Alcoa and RTI operate. In making these statements, Alcoa has made assumptions with respect to: the ability of Alcoa and RTI to achieve expected synergies and the timing of same; the ability of Alcoa and RT to predict and adapt to changing customer requirements, demand, and preferences; future capital expenditures, including the amount and nature thereof; trends and developments in the aerospace, metals engineering (including aluminum and titanium), advanced manufacturing, and other sectors of the economy that are related to these sectors; business strategy and outlook; expansion and growth of business and operations; credit risks; future results being similar to historical results; expectations related to future general economic and market conditions; and other matters, many of which are beyond Alcoa’s control. Alcoa’s beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change and may prove to be inaccurate. Actual results or events could differ materially from those contemplated in forward-looking statements as a result of numerous risks and uncertainties, including: (a) the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on Alcoa’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns; (b) the effect of an increased number of Alcoa shares outstanding as a result of the proposed transaction; (c) the possibility that certain assumptions with respect to RTI or the proposed transaction could prove to be inaccurate; (d) failure to receive the required votes of RTI’s shareholders to approve the transaction or failure to satisfy the other closing conditions; (e) the potential failure to retain key employees of Alcoa or RTI as a result of the proposed transaction or during integration of the businesses; (f) potential sales of Alcoa common stock issued in the acquisition; (g) the potential loss of customers, suppliers, and other business relationships of Alcoa or RTI as a result of the transaction; (h) consequences of investigations by governmental agencies or regulatory authorities; (i) the failure to capitalize on anticipated growth in the commercial aerospace market; and (j) the other risk factors summarized in Alcoa’s Form 10-K for the year ended December 31, 2014, and other reports filed with the Securities and Exchange Commission. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law. Market projections are subject to the risks discussed above and other risks in the market. Nothing on Alcoa’s website is included or incorporated by reference herein.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination transaction between Alcoa and RTI will be submitted to the shareholders of RTI for their consideration. Alcoa has filed with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 (Registration No. 333-203275) containing a definitive proxy statement of RTI that also constitutes a prospectus of Alcoa, and RTI has mailed the proxy statement/prospectus to its shareholders. Alcoa and RTI also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF RTI ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Alcoa’s website (www.alcoa.com). You may also obtain these documents, free of charge, from RTI’s website (www.rtiintl.com).

Participants in the Solicitation

Alcoa, RTI, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from RTI shareholders in connection with the proposed transaction. You can find information about Alcoa’s executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2015, its Annual Report on Form 10-K filed with the SEC on February 19, 2015 and in the above-referenced Registration Statement on Form S-4. You can find information about RTI’s executive officers and directors in the proxy statement/prospectus and in RTI’s Annual Report on Form 10-K filed with the SEC on February 26, 2015. You can obtain free copies of these documents from Alcoa and RTI as described in the preceding paragraph.